UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

(Commission File No. 001-38051)

China Rapid Finance Limited

2nd Floor, Building D, BenQ Plaza

207 Songhong Road

Changning District, Shanghai 200335

People’s Republic of China

+86-21-6032-5999

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

China Rapid Finance Held 2019 Annual General Meeting of Shareholders

In 2019 Annual General Meeting of Shareholder (“AGM”), which held by China Rapid Finance Limited (NYSE: XRF) ("XRF" or the "Company") at 10:00 a.m. at the Company’s Micro Credit Company headquarters. Two resolutions have been duly approved as ordinary resolutions by a majority vote of holders:

1, As an Ordinary Resolution, that Po Wang be elected as a director of the Company, to hold office until such time as he is removed from office by an ordinary resolution of our shareholders, or his earlier death, bankruptcy, insanity, resignation or absence.

2, As an ordinary resolution, that the appointment of the independent auditor Shandong Haoxin Certified Public Accountants Co., Ltd. for the fiscal year ended December 31, 2018 and for the fiscal year ending December 31, 2019 be ratified, confirmed, approved and adopted.

Two other proposed resolutions regarding the ratification of the appointments of Steven Foo and Edward Yan to the Company’s board of directors did not receive the requisite number of affirmative votes of holders and therefore failed to be approved.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

China Rapid Finance Limited

By:	/s/ Steven Foo
Steven Foo
Chief Financial Officer

Date: December 29, 2019